# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: XBIOTECH INC., CIK 0001626878
CUSIP: 98400H102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 5217 Winnebago Ln, Austin, TX, United States (X1), 78744
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001171843-16-007906
Filed by CIK 0001639078

## Reporting persons
- John Simard: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 5,719,775; shared voting power 0; sole dispositive power 5,719,775; shared dispositive power 0; aggregate amount beneficially owned 5,719,775 (17.7% of the class)
  Comment: (1) This amount includes (i) 3,823,166 shares of common stock held by the Reporting Person, (ii) 1,896,609 shares of common stock issuable upon the exercise of stock options that are immediately exercisable within 60 days of December 31, 2025 held by the Reporting Person.
  
  (2) The percentage is calculated based upon a denominator that includes (i) 30,487,731 shares outstanding as of December 31, 2025 and (ii) 1,896,609 shares that are issuable upon the exercise of stock options by the Reporting Person.

## Item 1. Issuer
Name of issuer: XBIOTECH INC.
Address of issuer's principal executive offices: 5217 Winnebago Ln, Austin, TX 78744

## Item 2. Person Filing
Name of person filing: John Simard
Address of principal business office or, if none, residence: C/O XBiotech Inc., 5217 Winnebago Ln, Austin, TX 78744
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,719,775 shares
Percent of class: 17.7%
Sole power to vote or to direct the vote: 5,719,775 shares
Shared power to vote or to direct the vote: Not Applicable
Sole power to dispose or to direct the disposition: 5,719,775 shares
Shared power to dispose or to direct the disposition: Not Applicable

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- John Simard: /s/ John Simard, John Simard/Chairman of the Board of Directors, XBiotech Inc. (01/23/2026)